Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated March 24, 2022

Registration No. 333-233051

GATES Announces PRICING OF Secondary Offering of 5,000,000 Ordinary Shares

Denver, Colorado, March 24, 2022. Gates Industrial Corporation plc (NYSE: GTES, “Gates” or the “Company”) announced today the pricing of the previously announced secondary offering of 5,000,000 ordinary shares by certain selling stockholders affiliated with Blackstone Inc. The selling stockholders have also granted the underwriter a 30-day option to purchase up to 750,000 additional ordinary shares. The underwriter may offer the shares from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The offering is expected to close on March 30, 2022, subject to customary closing conditions.

Gates is not offering any ordinary shares in the offering and will not receive any proceeds from the sale of ordinary shares in this offering. Citigroup is serving as the underwriter for the offering.

The offering of these securities is being made pursuant to an effective shelf registration statement. The offering will be made only by means of a prospectus. A copy of the prospectus relating to these securities may be obtained, when available, from: Citigroup, Attn: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146).

In addition, as previously announced, Gates has entered into a share repurchase contract with Citigroup Global Markets Inc. to repurchase 8,000,000 ordinary shares at a price per share equal to the price paid by the underwriter in the offering and has advised Citigroup Global Markets Inc. to purchase such shares from the selling stockholders in a transaction at a price per share equal to the price paid by the underwriter in the offering. Gates intends to fund the share repurchase with cash on hand and borrowings under its revolving credit agreement. The share repurchase is expected to be consummated promptly following the offering and is conditioned upon the closing of the offering. The closing of the offering is not conditioned upon the consummation of the share repurchase. The share repurchase has been approved by the Audit Committee of Gates’ board of directors in accordance with Gates’ policy on transactions with related persons and is pursuant to and will count toward, the Company’s existing share repurchase program. The timing and method of any future repurchases will depend on a variety of factors.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Gates:

Gates is a global manufacturer of innovative, highly engineered power transmission and fluid power solutions. Gates offers a broad portfolio of products to diverse replacement channel customers, and to original equipment (“first-fit”) manufacturers as specified components. Gates participates in many sectors of the industrial and consumer markets. Our products play essential roles in a diverse range of applications across a wide variety of end markets ranging from harsh and hazardous industries such as agriculture, construction, manufacturing and energy, to everyday consumer applications such as printers, power washers, automatic doors and vacuum cleaners and virtually every form of transportation. Our products are sold in over 130 countries across our four commercial regions: the Americas; Europe, Middle East & Africa; Greater China; and East Asia & India.

Forward-Looking Statements and Information:

This press release contains forward-looking statements, which involve risks and uncertainties. Forward-looking statements include all statements that are not historical facts. In some cases you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Forward-looking statements are based on the Company’s current expectations and actual results may differ materially. Other risks and uncertainties are more fully described in the section entitled “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2022, as filed with the Securities and Exchange Commission (the “SEC”), as such factors may be updated from time to time in the Company’s periodic filings with the SEC. Investors are urged to consider carefully the disclosure in our filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Gates undertakes no obligation to update or supplement any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Contact:

Bill Waelke

(303) 744-4887

investorrelations@gates.com